# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Mountain Finance Corporation, CIK 0001496099
CUSIP: 647551100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 02/27/2026
Amends the filing with accession number 0001104659-24-123179
Filed by CIK 0001018327
Persons authorized to receive notices and communications: Steven B. Klinsky, New Mountain Finance Corporation, 1633 Broadway, 48th Floor, New York, New York (NY), 10019, (212) 720-0300

## Reporting persons
- KLINSKY STEVEN B (CIK 0001018327): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 9,016,543.91; shared voting power 2,138,337; sole dispositive power 9,016,543.91; shared dispositive power 2,138,337; aggregate amount beneficially owned 11,154,880.91 (11.01% of the class)
  Comment: * Of the shares shown above, the Steven B. Klinsky 2008 Long Term Trust holds 1,073,354.00 shares, the Steven B. Klinsky Non-GST Exempt Trust holds 1,020,267.00 shares, the Steven B, Klinsky 2024 Revocable Trust ("2024 Trust 1") holds 4,587,341.00 shares, the Steven B, Klinsky 2024 Revocable Trust ("2024 Trust 2") holds 3,457,379.00 shares, and the Steven B. Klinsky 2024 Revocable Trust ("2024 Trust 3") holds 855,000.00 shares. Mr. Klinsky is the sole trustee of 2024 Trust 1, 2024 Trust 2 and 2024 Trust 3. Of the shares shown above, an immediate family member of the Reporting Persons holds 16.00 shares directly, and immediate family members of the Reporting Persons collectively hold 44,700 shares indirectly through a trust, which the Reporting Persons disclaim beneficial ownership of except to the extent of their pecuniary interest therein.
- STEVEN B. KLINSKY 2008 LONG TERM TRUST: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,073,354; sole dispositive power 0; shared dispositive power 1,073,354; aggregate amount beneficially owned 1,073,354 (1.07% of the class)
- STEVEN B. KLINSKY NON-GST EXEMPT TRUST: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,020,267; sole dispositive power 0; shared dispositive power 1,020,267; aggregate amount beneficially owned 1,020,267 (1.02% of the class)
- STEVEN B. KLINSKY 2024 REVOCABLE TRUST (2024 TRUST 1): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,587,341; shared voting power 0; sole dispositive power 4,587,341; shared dispositive power 0; aggregate amount beneficially owned 4,587,341 (4.58% of the class)
- STEVEN B. KLINSKY 2024 REVOCABLE TRUST (2024 TRUST 2): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,457,379; shared voting power 0; sole dispositive power 3,457,379; shared dispositive power 0; aggregate amount beneficially owned 3,457,379 (3.45% of the class)
- STEVEN B. KLINSKY 2024 REVOCABLE TRUST (2024 TRUST 3): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 855,000; shared voting power 0; sole dispositive power 855,000; shared dispositive power 0; aggregate amount beneficially owned 855,000 (0.85% of the class)
- Weinstein Adam B. (CIK 0001515170): type of reporting person: individual (IN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 738,856.32; shared voting power 0; sole dispositive power 738,856.32; shared dispositive power 0; aggregate amount beneficially owned 738,856.32 (0.74% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: New Mountain Finance Corporation
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Comment: This Amendment No. 14 amends and supplements the statement on Schedule 13D, filed on May 31, 2011, as amended by Amendment No. 1 thereto filed on August 9, 2011, Amendment No. 2 thereto filed on October 3, 2012, Amendment No. 3 thereto filed on October 23, 2012, Amendment No. 4 thereto filed March 28, 2013, Amendment No. 5 thereto filed on June 28, 2013, Amendment No. 6 thereto filed on July 18, 2013, Amendment No. 7 thereto filed on November 1, 2013, Amendment No. 8 thereto filed on February 18, 2014, Amendment No. 9 filed on October 15, 2015, Amendment No. 10 filed on March 4, 2016, Amendment No. 11 filed on November 1, 2019, Amendment No. 12 filed on June 5, 2020, and Amendment No. 13 filed on November 26, 2024 (collectively, the "Schedule 13D"), initially filed by New Mountain Investments III, L.L.C., a Delaware limited liability company, New Mountain Guardian AIV, L.P., a Delaware limited partnership, New Mountain Finance AIV Holdings Corporation, a Delaware corporation ("AIV Holdings"), New Mountain Guardian Partners, L.P. , a Delaware limited partnership ("Guardian Partners"), New Mountain Guardian GP, L.L.C., a Delaware limited liability company ("Guardian GP"), Steven B. Klinsky, the Steven B. Klinsky Trust, the Steven B. Klinsky Non-GST Exempt Trust, and Adam J. Collins with respect to the common stock, par value $0.01 per share ("Common Stock"), of New Mountain Finance Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein. The address of the principal executive offices of the Issuer is 1633 Broadway, 48th Floor, New York, NY 10019.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Steven B. Klinsky, the Steven B. Klinsky 2008 Long Term Trust (the "2008 Trust"), the Steven B. Klinsky Non-GST Exempt Trust (the "Exempt Trust"), the Steven B. Klinsky 2024 Revocable Trust (the "2024 Trust 1"), the Steven B. Klinsky 2024 Revocable Trust (the "2024 Trust 2"), the Steven B. Klinsky 2024 Revocable Trust (the "2024 Trust 3") and Adam B. Weinstein (collectively, the "Reporting Persons"). Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group, or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons. The Reporting Persons have entered into a joint filing agreement, dated as of October 15, 2015, a copy of the which was attached as Exhibit 99.1 to Amendment No. 9 on October 15, 2015.
Residence or business address: The principal business address of each of the Reporting Persons is 1633 Broadway, 48th Floor, New York, NY 10019
Present principal occupation or employment: Mr. Klinsky is principally engaged in the business of serving as the Chief Executive Officer of New Mountain Capital Group L.P. ("New Mountain Capital") and is the Chairman of the Board of Directors of the Issuer. Mr. Klinsky is a citizen of the United States of America. Each of the 2008 Trust, the Exempt Trust, the 2024 Trust 1, the 2024 Trust 2 and the 2024 Trust 3 is a New York trust. Mr. Klinsky is the investment trustee and Adam Weinstein is the trustee of the 2008 Trust and the Exempt Trust. Mr. Klinsky is the trustee of the 2024 Trust 1, the 2024 Trust 2 and the 2024 Trust 3. Mr. Weinstein is a Managing Director of New Mountain Capital and is a citizen of the United States of America.
Criminal convictions in the last five years: None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Klinsky is a citizen of the United States of America. Each of the 2008 Trust, the Exempt Trust, the 2024 Trust 1, the 2024 Trust 2 and the 2024 Trust 3 is a New York trust. Mr. Weinstein is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since November 26, 2024 through March 2, 2026, Steven B. Klinsky, the 2008 Trust, the Exempt Trust, the 2024 Trust 1, the 2024 Trust 2, and the 2024 Trust 3 acquired, either in open market purchases or through the Issuer's dividend reinvestment plan, an aggregate of 745,622.68 shares of the Issuer's Common Stock using Mr. Klinsky personal funds, which were not borrowed or otherwise obtained for the purpose of acquiring the Issuer's Common Stock. Since November 26, 2024 through March 2, 2026, Adam B. Weinstein acquired, either in open market purchases or through the Issuer's dividend reinvestment plan, an aggregate of 186,321.82 shares of the Issuer's Common Stock using Mr. Weinstein's personal funds, which were not borrowed or otherwise obtained for the purpose of acquiring the Issuer's Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Klinsky, the 2008 Trust, the Exempt Trust, the 2024 Trust 1, the 2024 Trust 2, the 2024 Trust 3, and Mr. Weinstein purchased the shares of Common Stock based on the belief that the shares of Common Stock, when purchased, represented an attractive investment opportunity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which the Reporting Persons have sole power to vote or dispose of is stated in Items 7 and 9 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days:
Other than the open market purchases of the shares of the Issuer's Common Stock by Mr. Weinstein and Mr. Klinsky described below, there have been no transactions in the Issuer's Common Stock effected by the Reporting Persons during the past 60 days.

On February 27, 2026, Adam Weinstein purchased 38,400 shares at an average price per share of $7.764.

On February 27, 2026, the Steven B. Klinsky 2008 Long Term Trust purchased 46,001 shares at an average price per share of $7.6924.

On February 27, 2026, 2024 Trust 1 purchased 92,001 shares at an average price per share of $7.6924.

On March 2, 2026, Adam Weinstein purchased 3,307 shares at an average price per share of $7.73.

On March 2, 2026, the Steven B. Klinsky 2008 Long Term Trust purchased 62,242 shares at an average price per share of $7.7852.

On March 2, 2026, 2024 Trust 1 purchased 124,483 shares at an average price per share of $7.7852.
Other persons with the right to receive dividends or sale proceeds: Of the shares of Common Stock described in this Schedule 13D, 16 shares are held directly and 44,700 shares are held indirectly through a trust by immediate family members of the Reporting Persons. The Reporting Persons disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The immediate family member has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer that they hold directly.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- KLINSKY STEVEN B: Steven B. Klinsky, Steven B. Klinsky (03/03/2026)
- STEVEN B. KLINSKY 2008 LONG TERM TRUST: /s/ Steven B. Klinsky, Steven B. Klinsky, Authorized Person (03/03/2026)
- STEVEN B. KLINSKY NON-GST EXEMPT TRUST: /s/ Steven B. Klinsky, Steven B. Klinsky, Authorized Person (03/03/2026)
- STEVEN B. KLINSKY 2024 REVOCABLE TRUST (2024 TRUST 1): /s/ Steven B. Klinsky, Steven B. Klinsky, Authorized Person (03/03/2026)
- STEVEN B. KLINSKY 2024 REVOCABLE TRUST (2024 TRUST 2): /s/ Steven B. Klinsky, Steven B. Klinsky, Authorized Person (03/03/2026)
- STEVEN B. KLINSKY 2024 REVOCABLE TRUST (2024 TRUST 3): /s/ Steven B. Klinsky, Steven B. Klinsky, Authorized Person (03/03/2026)
- Weinstein Adam B.: /s/ Adam B. Weinstein, Adam B. Weinstein (03/03/2026)